Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

February 19, 2014

Item 3	News Release

A news release was issued through CNW Group on February 19, 2014.

Item 4	Summary of Material Change

On February 19, 2014, Rogers Communications confirmed it had secured twenty year licenses for two 12MHz blocks of contiguous, paired lower 700MHz band spectrum in Canada’s major geographic markets.

Item 5.1	Full Description of Material Change

Rogers’ new 700MHz spectrum covers 99.7% of the Canadian population. Its two blocks of contiguous, paired spectrum are located in the key rural and urban locations across Canada. Specifically, Rogers has acquired the A and B 12MHz blocks, in Southern Ontario, Eastern Ontario, Southern Quebec, Eastern Quebec, British Columbia, Alberta, Newfoundland, Nova Scotia and New Brunswick. Rogers has also acquired 12MHz of C block spectrum in Northern Quebec, Northern Ontario, Manitoba and Saskatchewan.

The Rogers cash investment will total C$3.29 billion which is in line with recent spectrum transactions in the United States. The price range for prime 700MHz spectrum in major United States markets has been in excess of US$4.00 per MHz/POP. In the 2008 United States 700MHz auction, the top 25 markets sold for US$4.50. By comparison, Rogers has paid C$4.32 per MHz/POP for the major markets across Canada securing two blocks of paired spectrum with license terms that are 33 percent longer than comparable 700MHz licenses in the United States. Final payments from the auction participants are required within 30 business days of February 19, 2014.

This material change report includes “forward-looking information” within the meaning of applicable securities laws relating to assumptions concerning finalizing the acquisition and subsequent deployment of wireless spectrum as detailed above. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to the post auction distribution of the spectrum by Industry Canada or unanticipated subsequent operational, technological or financial challenges associated with the deployment of such spectrum that could arise. Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

February 21, 2014